

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2010

Mr. Marchand Snyman
Chief Financial Officer
Northern Dynasty Minerals Ltd.
800 West Pender St. Suite 1020
Vancouver, British Columbia
Canada, V6C 2V8

> **Re:** **Northern Dynasty Minerals Ltd.**
> **Form 40-F for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **Form 40-F/A for the Fiscal Year Ended December 31, 2008**
> **Filed October 13, 2009**
> **Form 40-F for the Fiscal Year Ended December 31, 2009**
> **Filed April 1, 2010**
> **File No. 001-32210**

Dear Mr. Snyman:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Chris White
Branch Chief